SANDERS, ORTOLI, VAUGHN-FLAM, ROSENSTADT LLP COUNSELLORS AT LAW 501 Madison Avenue – 14th Floor NEW YORK, NY 10022-4405 (212) 588-0022 TELECOPIER: (212) 826-9307 tld@sovrlaw.com WWW.SOVRLAW.COM
To:	Name / Company	Phone #	Fax #
Sean Donahue	202-551-3579	202-772-9368
Securities and Exchange Commission
From:	Tim Dockery	Client:
Date:	July 11, 2008	Total # of Pages:	5	Including Cover
Re:	Manas Petroleum Corporation

• MESSAGE •

Sean-

As mentioned in my voice mail, while reviewing the S-1/A for clerical errors and inconsistencies, I realized that there were some errors in the summary compensation table that I sent over to you on Tuesday (namely that several of the 2006 rows for the total compensation column were incorrect).  I have revised the table, and attach to this facsimile the pages from the registration statement in connection with Comment 4 and 5 to replace those pages that had been included in my facsimile of Tuesday.

Please let me know any questions or comments that you may have in connection with the above or the attached.

Regards,

Tim Dockery

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If you do not receive all pages, please call (212) 588-0022

PAGES FROM

REGISTRATION STATEMENT

IN CONNECTION WITH

COMMENT 4 AND COMMENT 5

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)

Heinz Scholz (Chairman of the Board of Directors)	2007	348,000	662,286	20,000	1,030,286
	2006	290,000	None	None	290,000

Dr. Alexander Becker (Chief Executive Officer & Director) (2)	2007	336,000	662,286	20,000	1,018,286
	2006	192,000	None	None	192,000

Peter-Mark Vogel (Chief Financial Officer & Director) (3)	2007	336,000	662,286	20,000	1,018,286
	2006	145,000	None	None	145,000

Yaroslav Bandurak (Chief Technical Officer )	2007	72,500	567,675	None	640,175
	2006	30,000	None	None	30,000

Erik Herlyn (Chief Operating Officer)	2007	90,000	202,996	None	292,996
	2006	None	None	None	None

Neil Maedel (Director, Business Development)	2007	120,000	763,663	8,000	883,663
	2006	None	None	None	None

Michael Velletta (Director, General Counsel) (5)	2007	18,000	416,295	None	434,295
	2006	None	None	None	None

(1)
Represents the dollar value recognized in 2007 as compensation expense for financial statement reporting purposes of and options awarded in 2007. See Note 7 to our Notes to Consolidated Financial Statements as of December 31, 2007 for a description of the assumptions made in the valuation of the options.

(2)	Consists of an automobile and parking allowance of $20,000 per year for Mr. Scholz, $20,000 per year for Dr. Becker, $20,000 per year for Mr. Vogel and $1,000 per month for Mr. Maedel.

(3)	On February 8, 2008, Mr. Becker resigned as our Chief Executive Officer and was appointed to the executive officer position of Director, New Ventures.

(4)	On February 8, 2008, Mr. Vogel resigned as our Chief Financial Officer and was appointed to the executive officer position of Director, Finance.

(5)	Although Mr. Velletta is our General Counsel, the compensation that he received from us in 2007 was for his services as one of our directors.

Summary Compensation Table

	~~Annual Compensation~~			~~Long-Term Compensation Awards~~

Name and Principal Position	Year	Salary ($)			~~Securities Underlying Options (#~~Option Awards ($)(1)	All ~~other~~Other Compensation ($)(2)	Total ($)

Heinz Scholz (Chairman of the Board of Directors)	2007	348,000	662,286	~~None~~20,000	~~1,750,000~~1,030,286
	2006	290,000	None	None	~~None~~ 290,000

Dr. Alexander Becker (Chief Executive Officer & Director) (~~1~~2)	2007	336,000	662,286	~~None~~20,000	~~1,750,000~~1,018,286
	2006	192,000	None	None	~~None~~ 192,000

Peter-Mark Vogel (Chief Financial Officer & Director) (~~2~~3)	2007	336,000	662,286	~~None~~20,000	~~1,750,000~~1,018,286
	2006	145,000	None	None	~~None~~ 145,000

Yaroslav Bandurak (Chief Technical Officer )	2007	72,500	567,675	None	~~1,500,000~~640,175
	2006	30,000	None	None	~~None~~ 30,000

Erik Herlyn (Chief Operating Officer)	2007	90,000	202,996	None	~~400,000~~292,996
	2006	None	None	None	None	~~None~~

Neil Maedel (Director, Business Development)	2007	120,000	763,663	~~None~~8,000	~~1,500,000~~883,663
	2006	None	None	None	None	~~None~~

Michael Velletta (Director, General Counsel) (5)	2007	18,000	416,295	None	~~1,100,000~~434,295
	2006	None	None	None	None	~~None~~

(1)
Represents the dollar value recognized in 2007 as compensation expense for financial statement reporting purposes of and options awarded in 2007. See Note 7 to our Notes to Consolidated Financial Statements as of December 31, 2007 for a description of the assumptions made in the valuation of the options.

(2)	Consists of an automobile and parking allowance of $20,000 per year for Mr. Scholz, $20,000 per year for Dr. Becker, $20,000 per year for Mr. Vogel and $1,000 per month for Mr. Maedel.

(3)	On February 8, 2008, Mr. Becker resigned as our Chief Executive Officer and was appointed to the executive officer position of Director, New Ventures.

(~~2~~4)	On February 8, 2008, Mr. Vogel resigned as our Chief Financial Officer and was appointed to the executive officer position of Director, Finance.
(5)           Although Mr. Velletta is our General Counsel, the compensation that he received from us in 2007 was for his services as one of our directors.